As filed with the Securities and Exchange Commission on March 22, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LIGHTPATH TECHNOLOGIES, INC.

(Exact name of registrant as specified in its Charter)

Delaware	3674	86-0708398
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

2603 Challenger Tech Court, Suite 100

Orlando, Florida 32826

Telephone: (407) 382-4003

(Address, including zip code, and telephone number, including area code, of Registrant’s Principal Executive Offices)

KENNETH BRIZEL, CHIEF EXECUTIVE OFFICER

LightPath Technologies, Inc.

2603 Challenger Tech Court, Suite 100, Orlando, Florida 32826

Telephone: (407) 382-4003

(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES TO:

JEFFERY E. DECKER, ESQUIRE

Baker & Hostetler LLP

200 South Orange Avenue, Suite 2300

Orlando, Florida 32801

Telephone: (407) 649-4017

Approximate Date of Commencement of Proposed Sale to the Public:    As soon as practicable after the registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:   ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:   ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Class A Common Stock, $.01 par value, previously issued or issuable upon exercise of warrants (2)	660,000	$6.50	$4,290,000	$543.54

(1)	Estimated pursuant to Rule 457(c) solely for the purpose of calculating the registration fee based upon the average of the high and low prices for LightPath’s Class A Common Stock as reported on The Nasdaq Stock Market on March 17, 2004.
(2)	To be offered by selling stockholders.

PROSPECTUS

LightPath Technologies, Inc.

2603 Challenger Tech Court, Suite 100,

Orlando, Florida 32826

(407) 382-4003

660,000 SHARES OF CLASS A

COMMON STOCK

This prospectus is part of a registration statement that relates to a public offering of up to 660,000 shares of our Class A Common Stock, $0.01 par value (the “common stock”), that were previously issued to our stockholders or are issuable upon the exercise of warrants held by certain of our stockholders (collectively, the “selling stockholders”). Our common stock is traded on the The Nasdaq Stock Market (“Nasdaq”), currently on the Nasdaq National Market, under the symbol LPTH (however see page 6 for a discussion of our application to transfer to the SmallCap Market). The average of the high and low trade prices of the common shares as reported by Nasdaq on March 17, 2004, was $6.50 per common share.

Shares:	The selling stockholders may offer and sell these shares of common stock from time to time through public or private transactions, on or off Nasdaq, at prevailing market prices, or at privately negotiated prices. There is no underwriter with respect to this offering and each selling stockholder will determine the time of sale of shares made pursuant to this prospectus.

Proceeds:	We will not receive any of the proceeds from the sale of these shares. We will receive proceeds from the exercise of the warrants if such warrants are exercised.

Costs:	We will pay the costs relating to the registration of the shares of common stock offered by this prospectus. The selling stockholders will be responsible for any brokerage commissions, discounts or other expenses relating to the sale of the shares.

The information contained in this prospectus is not complete and may be changed. These securities may not be publicly sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any jurisdiction in which the offer or sale is not permitted.

You should carefully consider the risk factors beginning on page 5 of this prospectus before purchasing any of the shares offered by this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is March 22, 2004.

You should rely only upon the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. We have not, and the selling stockholders have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

The shares of common stock are not being offered in any jurisdiction where the offer is not permitted.

You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of this prospectus.

PROSPECTUS SUMMARY

Company Overview

LightPath Technologies, Inc. (“LightPath” or “Company”) is a manufacturer and integrator of families of precision molded aspheric optics, high-performance fiber-optic collimators, isolators, GRADIUM® glass lenses and other optical materials used to produce products that manipulate light. We design, develop, manufacture and distribute optical components and assemblies utilizing optical manufacturing processes.

LightPath was incorporated under Delaware law in June 1992 as the successor to LightPath Technologies Limited Partnership, a New Mexico limited partnership, formed in 1989, and its predecessor, Integrated Solar Technologies Corporation, a New Mexico corporation, organized in 1985. We completed our initial public offering on February 22, 1996. From our inception in 1985 until June 1996, we were classified for financial reporting purposes as a “development stage enterprise” that engaged in basic research and development with an initial objective to improve solar energy technology. Through the years, we realized that our early discoveries had much broader application, and we expanded our focus to imaging optics applications. By 1997, our operational focus began to shift to product development and sales of GRADIUM® glass lenses.

In fiscal 1998, we began to explore the development of products and a strategy to enter the telecom optical components market. This strategy was built around automated production of telecom components using laser fusion and fiber attachment techniques we developed. In designing our optoelectronic devices, we focused on automation of the manufacturing process. We furthered our telecom optical components strategy in fiscal 2000, with the acquisition of Horizon Photonics, Inc. (“Horizon”), a California corporation originally founded in July 1997, where we acquired an isolator product line and facilities.

In September 2000, we acquired Geltech, Inc. (“Geltech”), a Delaware corporation originally founded in May 1985 and based in Florida. Geltech is a manufacturer of precision molded aspheric optics, which have broad applicability to numerous market segments such as medical devices, barcode scanners, optical data storage, machine vision, sensors, and environmental monitoring. Precision molded aspheric optics are also used in the active telecom components market to provide a highly efficient means to couple laser diodes to fibers or waveguides. We manufacture these products at our facility in Orlando, Florida. During fiscal 2002, we relocated and expanded the manufacturing facility there.

Our Markets and Recent History

During fiscal 2001, the telecom optical components market slowed dramatically. As service providers rapidly cut their capital spending budgets, inventories of hardware systems, subsystems, and components grew quickly due to a lag in vendors adjusting their build rates to the downturn in demand. The resultant reduction in demand for telecom components has generally continued into fiscal 2004.

In June 2002, we announced plans for fiscal 2003 to consolidate all production and corporate headquarters in Florida. During fiscal 2003 we consolidated all manufacturing to Orlando, Florida. We believe the aspheric lens product line, in particular, has broad applicability to market segments beyond telecom. We have segmented “communications” markets to include: datacom, telecom, hybrid-fiber coax and wireless communications applications in order to better target product/application niches. In addition, we are aggressively pursuing new opportunities in the application areas of medical devices, barcode scanners, optical data storage, machine vision, sensors, and environmental monitoring. With the consolidation of all our product lines in Florida by the end of fiscal 2003 and the reduction in demand for telecom components we have operated one business segment in fiscal 2004.

Overview of Offering

This prospectus relates to a public offering of up to 660,000 shares of our common stock that were previously issued to the selling stockholders or are issuable upon the exercise of warrants held by the selling stockholders. In connection with a Unit Purchase Agreement dated as of February 20, 2004, we issued a total of 550,000 shares of common stock, and warrants for the purchase of a total of 110,000 shares of common stock, to the selling stockholders. The warrants are exercisable from November 22, 2004, until February 23, 2009, at $4.30 per share. If the selling stockholders exercise in full their respective warrants covering an aggregate of 110,000 shares of common stock, we estimate that our net proceeds will be $473,000.

The selling stockholders may offer and sell these shares of common stock from time to time through public or private transactions, on or off Nasdaq, at prevailing market prices, or at privately negotiated prices. There is no underwriter with respect to this offering, and each selling stockholder will determine the time of sale of shares of common stock made pursuant to this prospectus. We will not receive any of the proceeds from the sale of these shares of common stock. We will receive proceeds from the exercise of the warrants if such warrants are exercised. We will pay the costs and fees of registering the shares of common stock offered by this prospectus, which we estimate to be approximately $45,148, but the selling stockholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the shares.

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RISK FACTORS

Before purchasing the shares offered by this prospectus, you should carefully consider the risks described below, in addition to the other information presented in this prospectus or incorporated by reference into this prospectus. If any of the following risks actually occur, they could seriously harm our business, financial condition, results of operations or cash flows. This could cause the trading price of our common stock to decline and you could lose all or part of your investment.

A. Risks Related To Our Business and Financial Results

We Have A History Of Losses And If We Continue To Incur Losses Our Business May Fail. We have incurred net losses of $21.2 million, $50.7 million and $60.9 million for fiscal years 2003, 2002 and 2001, respectively, and we had an accumulated deficit of $177 million as of June 30, 2003. During the six months ended December 31, 2003, we had incurred a net loss of $3.4 million (unaudited) and had an accumulated deficit of $180.6 million (unaudited). During fiscal 2003, we experienced reduced revenues due to the widespread softening of the U.S. economy and the telecommunications industry in particular. We experienced order cancellations primarily in fiscal 2002 and extensions of product shipment dates by our customers who adjusted their inventory levels in response to industry contraction. These cancellations and extensions adversely impacted our revenues and resulted in higher inventory levels than required to support our sales levels. These conditions significantly delayed our ability to achieve profitability. We expect to continue to incur significant sales and marketing, administrative and product development expenses, and, as a result, we will need to generate increased revenues to achieve profitability. Even if we achieve profitability, given the competition in our optical markets, we may not be able to sustain or increase profitability thereafter on a quarterly or annual basis. As a result, we will need to generate significantly higher revenues while containing costs and operating expenses if we are to achieve profitability.

In fiscal 2003, we made progress in reducing operating cash outflow. The Company’s cash used in operations was approximately $0.9 million (of the $9.7 million used in the year) for the fourth quarter of fiscal 2003. Our fiscal 2004 operating plan and financial projections project sales growth, improving margins and lower administrative expenditures, offset in part by increased selling expenses. For the six months ended December 31, 2003, the Company’s cash used in operations was $1.4 million (unaudited). Our projections show the potential for improvements (reductions) in cash flow use during the remainder of the 2004 fiscal year. However, the operating plans and financial projections may not be fully achieved. Factors which could increase cash used in future quarters include, but are not limited to, a decline in revenue, renewed collectibility issues with regard to accounts receivable, increased material costs, increased labor costs, increased health insurance and benefits costs and increases in discretionary spending. Should we find it necessary to raise more capital, in addition to the capital raised in February 2004, we may find that such funds are either not available or are available only on terms that are unattractive in terms of cost or dilution of existing shareholders’ interests, or both. In the event that we find it necessary to raise additional funds to sustain operations and we are unable to do so, we may need to take such actions as additional restructuring of operations to reduce costs, or to discontinue operations altogether. Should that occur, the realizability of our assets, especially inventory, property and equipment, intellectual property and other intangible assets may be such that significant adjustments to our consolidated financial statements would be required.

Our Failure to Maintain Compliance With Certain Listing Criteria Of Nasdaq Could Adversely Affect the Value of Our Common Stock. The Company’s Common Stock is currently traded on the Nasdaq National Market (NMS). On February 12, 2004, the Company received a notice (the “Nasdaq

Notice”) from Nasdaq that the Company failed to meet the minimum $10,000,000 stockholders’ equity requirement for continued listing on the NMS. The Company’s stockholders’ equity as reported in its Form 10-Q for the quarter ended December 31, 2003 was $8,158,452. The Nasdaq Notice stated that the Nasdaq staff would be reviewing the Company’s eligibility for continued listing on the NMS, and the Nasdaq Notice requested that the Company provide by February 27, 2004, the Company’s specific plan to achieve and sustain compliance with the listing requirements, including the minimum stockholders’ equity standard. The Company submitted its plan by that date.

On March 15, 2004, the Company made application to Nasdaq to transfer its listing from the NMS to the SmallCap Market (SCM). We believe this application will be acted on in approximately two weeks. We are confident that we meet all of the initial listing criteria of the SCM. However, going forward, failure to meet the applicable quantitative and/or qualitative maintenance requirements of Nasdaq could result in our securities being delisted entirely from Nasdaq. Moreover, Nasdaq has sole discretion in changing the initial and continued listing criteria for its markets, and such changes usually tend to tighten or toughen the standards, not to reduce them. Therefore, there can be no assurance that Nasdaq will not change the SCM continued listing criteria in the future such that the Company might no longer qualify for listing on the SCM. In the unlikely event we are delisted entirely from Nasdaq, our securities may be eligible for trading on the OTC Bulletin Board or on other unlisted markets such as The Pink Sheets, although there can be no assurance that our securities will be eligible for trading on any alternative exchanges or markets. As a consequence of such delisting, an investor could find it more difficult to dispose of or to obtain accurate quotations as to the market value of our securities. Among other consequences, delisting from Nasdaq may cause a decline in the stock price and difficulty in obtaining future financing.

We May Need External Financing In Order To Fund Our Operations And Plans For Sales Growth. While we have raised capital recently and while we continue to take actions to reduce cash used in operations, there can be no assurance that we will generate sufficient cash to fund our future operations and growth strategies. We may need to obtain additional external financing in the future. We do not have any commitments from others to provide additional financing in the future, and there can be no assurance that any such additional financing will be available if needed or, if available, will be on terms favorable to us. In the event any such financing is not obtained, our operations will be materially adversely affected and we could be forced to cease or substantially reduce operations. Any additional equity financing may be dilutive to shareholders, and debt financings, if available, may involve substantial restrictive covenants or require the pledging of substantially all of our assets.

Because Of Our Dependence On A Few Key Customers, The Loss of Any Key Customer Could Cause A Significant Decline In Our Revenues. In the first half of fiscal 2004, Intel Corporation (“Intel”) accounted for 15% of our net revenue and our top five customers accounted for 33% of our revenues. In fiscal 2003, Intel accounted for 10% of our net revenue. In fiscal 2002, Finisar Corp. accounted for 24% of our net revenue. In fiscal 2001, Agere Systems, Inc., accounted for 44% of our net revenue. We anticipate that our operating results will continue to depend on sales to a relatively small number of significant customers. The loss of any of these customers, or a significant reduction in sales to any such customers, would adversely affect our revenues.

Order Cancellations And Extensions Of Product Shipment Dates By Customers Can Hinder Our Ability To Achieve Profitability. Our sales are generally made pursuant to purchase orders that are subject to cancellation, modification or rescheduling without significant penalties to our customers. In recent years, we have experienced material order cancellations and significant extensions of product shipment dates by some of our customers. If current customers stop placing orders, or unexpectedly reduce orders, we may not be able to replace these orders with orders from new customers and our ability to achieve profitability will be adversely affected. The majority of our current customers do not have any minimum purchase obligations, and they may stop placing orders with us at any time, regardless of any forecast they may have previously provided.

Our New Market Penetration Efforts Are At An Early Stage Of Development And May Not Prove Successful. Our efforts to diversify our sales to additional optical applications in multiple industries are still in an early phase and our current line of products has not generated sufficient revenues to sustain our operations. While we believe our existing products are commercially viable, we anticipate the need to educate the optical components markets in order to generate market demand and market feedback may require us to further refine these products. Development of significant additional product lines will require significant further research, development, testing and marketing prior to commercialization. There can be no assurance that any proposed products will be successfully developed, demonstrate desirable optical performance, be capable of being produced in commercial quantities at reasonable costs or be successfully marketed.

Some Of Our Products Have Not Been Demonstrated To Be Commercially Successful. Although our optical lens products have been accepted commercially, GRADIUM, while well known conceptually in optics fields for product performance, is not well known for being cost beneficial due to previous failed attempts by various researchers and manufacturers unrelated to us to develop a repeatable, consistent process for producing lenses with variable refractive indices. There can be no assurances that potential customers will view the benefits of our GRADIUM products favorably.

Our collimator products for telecom applications did once achieve broad commercial acceptance. However, we have not yet achieved broad commercial acceptance for some of our newer collimator designs for applications outside of the telecom industry. Our isolator sales first entered the commercial production phase as recently as April 2000; and some of our molded aspheres applications are new. There can be no assurance that these products will be commercially viable or produce significant revenues, if any, or that any products currently existing or to be developed in the future will attain sufficient market acceptance to generate significant revenues. For telecom applications, we must generally satisfy industry-standard Telcordia testing to meet customer requirements, as well as satisfy prospective customers that we will be able to meet their demand for quantities of products. We do not have lengthy experience as a manufacturer for all our product lines and have limited financial resources. We may be unable to accomplish any one or more of the foregoing to the extent necessary to develop commercially successful market acceptance of our products.

Our Relatively Short Operating History May Hinder Our Ability To Accurately Forecast Revenues And Expenses. Our ability to accurately forecast revenues is impacted by uncertainties regarding overall demand within the communications and certain other industries, inventory levels within our industry, and pricing pressures that arise from supply/demand conditions within the industry. Because we have only recently begun to sell certain of our products in recent years against the backdrop of industry turbulence, we have in the past and may in the future be unable to accurately forecast our revenues from sales of our products, and we have limited meaningful historical financial data upon which to plan future operating expenses. Many of our expenses are fixed in the short term, and we may not be able to quickly reduce spending if our revenue is lower than we project. New product introductions can also result in increased operating expenses in advance of generating revenues, if any. Therefore, net losses in a given quarter could be greater than expected. We may not be able to address the risks associated with our limited operating history in the communications market and our business strategy may not be sustainable. Failure to accurately forecast our revenues and future operating expenses could cause quarterly fluctuations in our net revenues and may result in volatility or a decline in our stock price.

If We Are Unable To Develop And Successfully Introduce New And Enhanced Products That Meet The Needs Of Our Customers, Our Business May Fail. Our future success depends, in part, on our ability to anticipate our customers’ needs and develop products that address those needs. Introduction of new products and product enhancements will require that we effectively transfer production processes from research and development to manufacturing and coordinate our efforts with the efforts of our suppliers to rapidly achieve efficient volume production. If we fail to effectively transfer production processes, develop product enhancements or introduce new products that meet the needs of our customers as scheduled, our net revenues may decline.

Our Sales, Gross Margins, And Market Share May Be Reduced Because of Increased Competition. Competition in optical markets in which we compete is intense. Many of our competitors are large public and private companies that have longer operating histories and significantly greater financial, technical, marketing and other resources than we have. As a result, these competitors are able to devote greater resources than we can to the development, promotion, sale and support of their products. In addition, the market capitalization and cash reserves of several of our competitors are much larger than ours, and, as a result, these competitors are much better positioned than we are to acquire other companies in order to gain new technologies or products that may displace our product lines. Such acquisitions could give our competitors further advantages. For example, if our competitors acquire any of our significant customers, these customers may reduce the amount of products they purchase from us. Alternatively, some of our competitors may spin-out new companies in the optical component and module market. These companies may compete more aggressively than their former parent companies due to their greater dependence on our markets. In addition, many of our potential competitors have significantly more established sales and customer support organizations, much greater name recognition, more extensive customer bases, more developed distribution channels and broader product offerings than we have. These companies can leverage their customer bases and broader product offerings and adopt aggressive pricing policies to gain market share. Additional competitors may enter the market, and we are likely to compete with new companies in the future. We expect to encounter potential customers that, due to existing relationships with our competitors, are committed to the products offered by these competitors. As a result of the foregoing factors, we expect that competitive pressures may result in price reductions, reduced margins and loss of market share.

We compete with manufacturers of conventional spherical lens products and aspherical lens products, producers of optical quality glass and other developers of gradient lens technology as well as telecom product manufacturers. In both the optical lens and communications markets, we are competing against, among others, established international companies, especially in Asia. Many of these companies also are primary customers for optical and communication components, and therefore have significant control over certain markets for our products. We are also aware of other companies that are attempting to develop radial gradient lens technology. There may also be others of which we are not aware that are attempting to develop axial gradient lens technology similar to our technology. There can be no assurance that existing or new competitors will not develop technologies that are superior to or more commercially acceptable than our existing and planned technologies and products.

Because Of Our Limited Product Offerings, Our Ability To Generate Additional Revenues May Be Adversely Affected. We derive a substantial portion of our net revenues from a limited number of products. We expect that net revenues from a limited number of products will continue to account for a substantial portion of our total net revenues. Demand for these and other optical market products had declined materially in recent years; however, demand has improved since late fiscal 2003. Continued and expanding market acceptance of these products is critical to our future success. We cannot assure you that, once the communication industry and general economic conditions improve, our current or new products will achieve market acceptance at the rate at which we expect, or at all, which could adversely affect our results of operations.

If We Do Not Expand Our Sales and Marketing Organization, Our Revenues May Not Increase. The sale of our products requires long and involved efforts targeted at several key departments within our prospective customers’ organizations. Sales of our products require the prolonged efforts of sales, and sometimes executive, personnel, as well as specialized systems and applications engineers working together. Currently, our sales and marketing organization is somewhat limited. We believe we will need to increase our sales force in order to increase market awareness and sales of our products. Competition for qualified individuals remains, despite the downturn, and we might not be able to hire the kind and number of sales and marketing personnel and applications engineers we need. If we are unable to expand our sales operations, we may not be able to increase market awareness or sales of our products, which would prevent us from increasing our revenues.

If We Are Unable To Make Sales In A Fragmented Market Our Revenues May Not Increase. The markets for optical lenses and laser components are highly fragmented. Consequently, we will need to identify and successfully target particular market segments in which we believe we will have the most success. These efforts will require a substantial, but unknown, amount of effort and resources. The fragmented nature of the optical products market may impede our ability to achieve commercial acceptance for our products. In addition, our success will depend in great part on our ability to develop and implement a successful marketing and sales program. There can be no assurance that any marketing and sales efforts undertaken by us will be successful or will result in any significant product sales.

Our Products Have Long And Variable Sales Cycles Which Reduce Our Ability To Accurately Forecast Revenues. The timing of our revenue is difficult to predict because of the length and variability of the sales and implementation cycles for our products. We do not recognize revenue until a product has been shipped to a customer, all significant vendor obligations have been performed and collection is considered probable. Customers may view the purchase of our products as a significant and strategic decision. As a result, customers typically expend significant effort in evaluating, testing and qualifying our products and our manufacturing process. This customer evaluation and qualification process frequently results in a lengthy initial sales cycle (often up to one year). While our customers are evaluating our products and before they place an order with us, we may incur substantial sales, marketing and product development expenses to customize our products to the customer’s needs. We may also expend significant management efforts, increase manufacturing capacity and order long lead-time components or materials prior to receiving an order. Even after this evaluation process, a potential customer may not purchase our products. Because of the evolving nature of the optical markets, we cannot predict the length of these sales and development cycles. These long sales cycles may cause our revenues and operating results to vary significantly and unexpectedly from quarter to quarter, which could continue to cause volatility in our stock price.

Current And Pending Litigation May Adversely Impact Operating Results. On May 2, 2000, the Company commenced a class action lawsuit in the Chancery Court of Delaware, New Castle County (the “Delaware Action”). In that action, the Company sought a declaratory judgment with respect to (i) the Company’s right to redeem its Class E Common Stock on March 31, 2001 for $.0001 per share, (ii) the right of the holders of Class E Common Stock to vote at the Annual Meeting to be held on October 6, 2000, and (iii) for certification of the holders of Class E Common Stock as a class and the named defendants as its representatives. The Delaware Action was settled in fiscal 2002 with the final settlement agreement requiring the Company to pay $0.40 per share to each Class E holder. The settlement agreement permitted Class E shareholders to elect not to participate in the settlement and thus was not binding on any Class E shareholders who so elected. Approximately 12% of the former Class E shareholders elected not to participate in the settlement (see Texas Action described below). Since the beginning of fiscal 2003, the Company distributed approximately $1.4 million of the $1.5 million estimated total cost arising under the settlement agreement.

On or about June 9, 2000, a small group of holders of Class E Common Stock commenced an action in a state court in Texas (the “Texas Action”). Plaintiffs in the Texas Action made various allegations regarding the circumstances surrounding the issuance of the Class E Common Stock and sought damages based upon those allegations. Management believes the allegations underlying the Texas Action are without merit. During the first quarter of fiscal 2003, the Texas court granted the Company’s motion for Summary Judgment. The plaintiffs sought reconsideration of the ruling, however, on October 24, 2002, the Texas court denied their motion. On February 14, 2003, the Plaintiffs requested that the Texas Supreme Court review the appellate court’s decision. On June 26, 2003, the Texas Supreme Court dismissed the Plaintiffs’ petition for review for want of jurisdiction. We are unable to determine at present whether the Plaintiffs intend to further challenge or appeal the Texas Supreme Court’s denial of their petition for review. On July 22, 2002, the Company and a director filed a motion for summary judgment as to all of the Plaintiff’s claims which was granted on October 10, 2002, and has been made final by the trial court on March 1, 2004. On March 15, 2004, the Plaintiffs filed an amended notice of appeal of final judgment as to the Company and a co-defendant.

The Company has filed an insurance claim for the aggregate amount of costs incurred in connection with the Texas Action in excess of applicable deductibles. During fiscal 2002, one of the insurance companies responsible for the claim, which had previously filed for reorganization, was declared insolvent. The Company currently considers any potential recovery under this policy as speculative; accordingly, no recovery amount is recorded as of September 30, 2003 on the Company’s books. In March 2002, the Company commenced an action in a state court in New Mexico for various claims surrounding the now insolvent insurance carrier and the Company’s former insurance broker. We reached an agreement in January 2004 to settle our litigation claim against our former insurance broker relating to a directors’ and officers’ insurance policy. The settlement resulted in a cash payment to the Company of approximately $600,000, net of related unpaid attorney’s fees.

The Company is also involved in various legal actions arising in the normal course of business. After taking into consideration legal counsel’s evaluation of such actions, management is of the opinion that their outcome will not have a significant effect on the Company’s financial position or results of operations.

The Company may from time to time become involved in other lawsuits and legal proceedings. Litigation is expensive and is subject to inherent uncertainties, and an adverse result in any such matters could adversely impact our operating results or financial condition. Additionally, any litigation to which we are subject could also require significant involvement of our senior management and may divert management’s attention from our business and operations.

Sales, Political, Currency And Other Risks Associated With Our International Sales And Supply Could Negatively Impact Our Business. For fiscal 2003, approximately 20% of our net revenues were from sales to international customers; and, in the first six months of fiscal 2004, approximately 14% of our net revenues were from sales to international customers. Our international sales will be limited if we cannot establish and/or maintain relationships with international distributors, establish foreign operations, expand international sales, and develop relationships with international service providers. Additionally, our international sales may be adversely affected if international economies weaken. We are subject to risks including the following:

•	greater difficulty in accounts receivable collection and longer collection periods;

•	the impact of recessions in economies outside the United States;

•	unexpected changes in regulatory requirements;

•	unexpected changes in foreign demand in response to exchange rate fluctuations;

•	certification requirements;

•	reduced protection for intellectual property rights in some countries;

•	potentially adverse tax consequences; and

•	political and economic instability.

While we expect our international revenues to be denominated predominantly in U.S. dollars, in the future a portion of our international revenues and expenses may be denominated in foreign currencies. Accordingly, we could experience the risks of fluctuating currencies and corresponding exchange rates.

We also source certain raw materials from outside the United States. Some of those materials, priced in non-dollar currencies, have risen in price due to the recent decline of the U.S. dollar against non-dollar-pegged currencies, especially the Euro. This lowers our margins and reduces our ability to reach positive cash flow and profitability.

Our Business Has Been Subject To Fluctuations In Quarterly Results And Continued Fluctuations Could Negatively Impact Our Stock Price. The market price of our Common Stock could be subject to wide fluctuations in response to quarterly variations in operating results. Revenues and results of operations are difficult as yet to predict and may fluctuate substantially from quarter to quarter. For example, as a result of revenues associated with any of our key customers, any cancellation of orders from a key customer could result in significant fluctuations in quarterly results. Quarterly results have also been and may continue to be affected by asset write-downs associated with impairment reviews and other matters, including negative cash flow.

We May Issue Additional Securities With Rights Superior To Those Of The Common Stock, Which Could Materially Limit The Ownership Rights Of Investors. We may offer additional debt or equity securities in private and/or public offerings in order to raise working capital or to refinance our debt. The board of directors has the right to determine the terms and rights of any debt securities and preferred stock without obtaining the approval of the stockholders. It is possible that any debt securities or preferred stock that we sell would have terms and rights superior to those of the common stock and may be convertible into common stock. Any sale of securities could adversely affect the interests or voting rights of the holders of common stock, result in substantial dilution to existing stockholders, or adversely affect the market price of our common stock. We have no present plans to issue any convertible preferred stock or any other preferred stock.

Investors Will Incur Immediate Dilution And May Experience Further Dilution. The offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding common stock immediately after the offering. If you purchase common stock in this offering, you are likely to incur immediate and substantial dilution in the pro forma net tangible book value per share of the common stock from the price you pay for common stock. Additionally, we have a substantial number of outstanding options and warrants to acquire shares of common stock and have made restricted stock grants that are not fully vested. A total of 355,139 shares have been reserved for issuance upon exercise of options and warrants that we have granted, including the warrants issued to the selling shareholders. A total of 25,809 shares are available for additional grants in our Amended & Restated Omnibus Incentive Plan. Additionally, a total of 153,452 shares have been granted under restricted stock awards that are unvested. These shares, which are counted in outstanding shares, vest and are issuable at various dates through July 2006. A total of 103,864 of these options and warrants are “in the money” and are currently exercisable as of February 29, 2004. “In the money” generally means that the current market price of the common stock is above the exercise price of the shares subject to the warrant or option. The issuance of common stock upon the exercise of these options and warrants could adversely affect the market price of the common stock or result in substantial dilution to our existing stockholders.

Our Stock Price Has Been, And May Continue To Be, Subject To Large Price Swings Which We Are Not Able To Control. Broad market fluctuations or fluctuations in our operations may adversely affect the market price of our Common Stock. The market for our Common Stock is volatile, the bid-ask spread is often large and the trading volume and activity can be low and sporadic. The trading price of our Common Stock has been and will continue to be subject to:

•	volatility in the trading markets generally and in our particular market segment;

•	limited trading of our common stock;

•	significant fluctuations in response to quarterly variations in operating results;

•	announcements regarding our business or the business of our customers or competitors;

•	changes in prices of our or our competitors’ products and services;

•	changes in product mix;

•	changes in revenue and revenue growth rates; and

•	other events or factors.

Statements of or changes in opinions, ratings or earnings estimates made by brokerage firms or industry analysts relating to the markets in which we operate or expect to operate could have an adverse effect on the market price of our Common Stock. In addition, the stock market as a whole, as well as our particular market segment, have from time to time experienced extreme price and volume fluctuations which have particularly affected the market price for the securities of many companies and which often have appeared unrelated to the operating performance of these companies. Although our shares are publicly traded on Nasdaq, the trading market for our shares can be limited. During the three months ended February 29, 2004, Nasdaq-reported trading volume for our shares averaged 27,227 shares per trading day. We do not anticipate any material increase in the trading volume for our shares. A lack of an active trading market for our shares could negatively impact stockholders’ ability to sell their shares when they desire and the price which they could obtain.

The Fact That We Do Not Expect To Pay Dividends May Lead To A Decreased Price For Our Stock. Our Board has never declared a dividend on our Common Stock. We do not anticipate paying dividends on our Common Stock in the foreseeable future. Due to U.S. tax law changes in 2003, dividends may be more valuable on an after-tax basis as a component of investment return, potentially diminishing the appeal of holding our Common Stock. It is anticipated that our earnings, if any, will be reinvested in sales growth activities for our business.

Our Management And Principal Shareholders Control A Substantial Amount Of Our Stock And May, Therefore, Influence Our Affairs. If our management and a few principal shareholders act in concert, disposition of matters submitted to shareholders or the election of the entire Board of Directors may be hindered. We estimate that management, including directors, and our principal shareholders (shareholders owning more than 5% of our Common Stock) beneficially owned approximately 19.4% of the aggregate Common Stock outstanding as of February 29, 2004.

Our Charter Documents And Delaware Law May Inhibit A Takeover. In certain circumstances, the fact that corporate devices are in place that will inhibit or discourage takeover attempts could reduce the market value of our Common Stock. Our Certificate of Incorporation, Bylaws and certain other agreements contain certain provisions that may discourage other persons from attempting to acquire control of us. These provisions include, but are not limited to:

•	staggered-terms of service for our Board of Directors,

•	the authorization of the Board of Directors to issue shares of undesignated preferred stock in one or more series without the specific approval of the stockholders,

•	the fact that in 1998 we adopted a stockholder rights plan and declared a dividend distribution of a right to purchase one share of Series D Participating Preferred Stock for each outstanding share of Class A common stock. The description and terms of such rights are set forth in a Rights Agreement dated as of May 1, 1998 between LightPath and Continental Stock Transfer & Trust Company, as Rights Agent. A copy of the Rights Agreement and related documents are filed as an Exhibit to this registration statement.

•	the establishment of advance notice requirements for director nominations and actions to be taken at annual meetings, and

•	the fact that special meetings of the stockholders may be called only by our Chairman, President or upon the request of a majority of the Board of Directors.

All of these provisions, as well as the provisions of Section 203 of the Delaware General Corporation Law (to which we are subject), could impede a merger, consolidation, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

Outstanding Warrants, Stock Options And Restricted Stock Agreements May Inhibit Our Ability To Accomplish Future Financings And Adversely Affect Our Stock Price. The existence of our outstanding warrants, options and restricted stock and the potential for sales of significant amounts of previously unregistered shares of our Common Stock in the public market, or the perception that such sales could occur, may adversely affect the terms on which we can obtain additional financing or the prevailing market price of our Common Stock. As of February 29, 2004, there were issued and outstanding:

•	3,367,284 shares of our Common Stock;

•	warrants issued in private placement and other transactions pursuant to which 137,412 shares of Common Stock are issuable, at an average exercise price of approximately $16.26 per share;

•	warrants issued to the selling shareholders pursuant to which 110,000 shares of Common Stock are issuable beginning on November 22, 2004, at an exercise price of approximately $4.30 per share;

•	outstanding options to purchase an aggregate of 107,727 shares of Common Stock, with an average exercise price of approximately $77.09 per share;

•	restricted stock award grants for 153,452 shares of Common Stock that have been granted and have yet to vest; and

•	25,809 shares of Common Stock, which were reserved as of February 29, 2004, for issuance pursuant to future grants to be made under our Amended and Restated Omnibus Incentive Plan.

For the life of such options and warrants, the holders will have the opportunity to profit from a rise in the price of the underlying common stock, with a resulting dilution in the interest of other holders of common stock upon exercise or conversion. Further, the option and warrant holders can be expected to exercise their options and warrants at a time when we would, in all likelihood, be able to obtain additional capital by an offering of our unissued common stock on terms more favorable than those originally provided by such options or warrants. Of the total number of shares of Common Stock currently issued and outstanding, there are likely a small number of unregistered shares outstanding, other than those held by the selling stockholders, and some of those shares may be freely traded or may be traded under certain volume and other restrictions set forth in Rule 144 promulgated under the Securities Act of 1933 (the “Securities Act”).

The eligibility of the foregoing shares to be sold to the public, whether pursuant to an effective registration statement, Rule 144 or an exemption from the registration requirements may have a material adverse effect on the market value and trading price of the Common Stock, which we cannot predict.

We Have Agreed To Certain Limitations Upon Potential Liability Of Our Directors, Which Could Prevent Recovery Of Monetary Damages. Our Certificate of Incorporation provides that directors will not be personally liable for monetary damages to the Company or its shareholders for a breach of fiduciary duty as a director, subject to limited exceptions. Although such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission, the presence of these provisions in our Certificate of Incorporation could prevent the recovery of monetary damages by the Company or its shareholders.

We May Have Difficulty Obtaining Director And Officer Liability Insurance In Acceptable Amounts For Acceptable Rates. We carry insurance protecting our officers and directors and us against claims relating to the conduct of our business (“D&O insurance”). D&O insurance covers the costs incurred by companies and their management to defend against and resolve claims relating to management conduct and results of operations, such as securities class action claims. These claims are extremely expensive to defend against and resolve. Therefore we purchase and maintain D&O insurance to cover some of these costs. We pay significant premiums to acquire and maintain D&O insurance, which is provided by third-party insurers, and we agree to underwrite a portion of such exposures under the terms of these insurance coverages. In recent years the premiums we have paid for D&O insurance had increased substantially. During fiscal 2004 we have been able to renew our D&O insurance for a reduction in premium over the prior year. We cannot assure that, in the future, we will be able to obtain what we adjudge to be sufficient director and officer liability insurance coverage at acceptable rates and with acceptable deductibles and other limitations. Further, due to our available financial resources at the time the current coverage expires (February 2005), we may be unable to pay for or we may choose not to seek as much coverage as we adjudge to be sufficient. Failure or inability to obtain such insurance, or the election to accept less than we adjudge sufficient or none at all, could materially harm our financial condition in the event that we are required to defend against and resolve any future securities class actions or other claims made against us or our management arising from the conduct of our operations. Further, obtaining such insurance in an inadequate amount or obtaining none at all may impair our future ability to retain and recruit qualified officers and directors.

Business Interruptions Could Adversely Affect Our Business. We manufacture all of our products at a single manufacturing facility in Orlando, Florida, and our revenues are dependent upon the continued operation of this facility. This facility is subject to a lease that expires in 2008 unless renewed pursuant to terms mutually agreeable to our landlord and us. Our operations are vulnerable to interruption by fire, hurricane winds and rain, electric power loss, telecommunications failure and other events beyond our control. We do not have a detailed disaster recovery plan, and we do not have a backup facility or contractual arrangements with any other manufacturers in the event of a casualty to or destruction of the facility or if the facility ceases to be available to us for any other reason. If we are required to rebuild or relocate our manufacturing facility, a substantial investment in improvements and equipment would be necessary. We carry only a limited amount of business interruption insurance, which may not sufficiently compensate us for losses that may occur. Our facilities may be subject to electrical blackouts as a consequence of a shortage of available electrical power. We currently do not have backup generators or alternate sources of power in the event of a blackout. If blackouts interrupt our power supply, we would be temporarily unable to continue operations at our facility. Any losses or damages incurred by us as a result of blackouts, rebuilding, relocation or other business interruptions, including the aforementioned, could result in a significant delay or reduction in manufacturing and production capabilities, impair our reputation, harm our ability to retain existing customers and to obtain new customers, and could result in reduced sales, lost revenue, and/or loss of market share, any of which could substantially harm our business and the results of operations.

Our Business Depends, In Part, Upon The Efforts Of Third Parties, Which We Can Not Control. Part of our strategy for the research, development and commercialization of certain products entails entering into various arrangements with corporate partners, OEMs, licensees and others in order to generate product sales, license fees, royalties and other funds adequate for product development or to enhance commercial prospects. We may also rely on our collaborative partners to conduct research efforts, product testing and to manufacture and market certain of our products. Although we believe that parties to any such arrangements would have an economic motivation to succeed in performing their contractual responsibilities, the amount and timing of resources to be devoted to these activities may not be within our control. There can also be no assurance that we will be successful in establishing any such collaborative arrangements or that, if established, the parties to such arrangements will assist us in commercializing products. We have a non-exclusive agreement with a catalog company to distribute certain of our products. We have agreements with nine foreign distributors to create markets for GRADIUM and our other products in their respective countries. There can be no assurance, however, that these parties, or any future partners, will perform their obligations as expected or that any revenue will be derived from such arrangements.

Future Acquisitions To Add To Our Product, Process Or Management Capabilities May Fail To Produce The Desired Benefits And Will Likely Be Dilutive To Existing Shareholders. We anticipate that in the future, as part of our business strategy, we may find strategic acquisitions of complementary companies, products or technologies to be desirable. In the event of any such future acquisitions, we could:

•	issue stock that would dilute our current stockholders’ percentage ownership;

•	incur debt;

•	assume liabilities; or

•	incur expenses related to in-process research and development and intangible assets.

Any future acquisitions also could involve numerous risks, including:

•	problems associated with combining the acquired operations, technologies or products;

•	unanticipated costs or liabilities;

•	diversion of management’s attention from our existing business;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering markets in which we have no or limited prior experience; and

•	potential loss of key employees, particularly those of the acquired entities.

We cannot assure that we will be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future, which may harm our business.

The Loss Of, Or Our Inability To Hire, Key Personnel Would Reduce Our Ability To Manage Our Business Effectively. Our future success depends upon the continued services of our executive and non-executive officers and other key engineering, sales, marketing, manufacturing and support personnel. Our inability to retain or attract key employees could have a material adverse effect on our business and results of operations. Our operations depend, to a great extent, upon the efforts of our management. We also depend upon our ability to attract additional members to our operations teams to support our strategy. The loss of any of these key employees would adversely affect our business. We had 81 full-time employees on February 29, 2004. Although we reduced our workforce by 96 people during fiscal 2003, we added 10 persons in the first half of fiscal 2004, and we expect to continue to hire selectively in the manufacturing, engineering, sales and marketing and administrative functions to the extent consistent with our business levels. Our ability to continue to attract and retain highly skilled personnel will be a critical factor in determining whether we will be successful. Competition for highly skilled personnel is intense. We may not be successful in attracting, assimilating or retaining qualified personnel to fulfill our current or future needs, which could adversely impact our ability to develop and sell our products.

We Rely On The Efforts Of Our Chief Executive Officer, And The Loss Of His Services Could Materially Adversely Affect Our Business. Our success will be largely dependent upon the personal efforts and abilities of Kenneth Brizel, our President and Chief Executive Officer. Mr. Brizel is not bound by an employment agreement. If Mr. Brizel ends his relationship with the company before a qualified replacement is found, then our business, prospects and results of operations could be materially adversely affected.

B. Risks Related To The Optical Networking Industry

Sales Of Some Of Our Products Depend Upon Use Of Optical Networks To Satisfy Increased Bandwidth Requirements. Our future success depends on the continuing increase in the amount of data transmitted over communications networks, or bandwidth, and the growth of optical networks to meet the increased demand for bandwidth. If the internet does not continue to expand as a widespread communications medium and commercial marketplace, the need for significantly increased bandwidth across networks and the market for optical networking products may not continue to develop. Future demand for our products is uncertain and will depend to some degree on the continued growth and upgrading of optical networks. If the growth and upgrading of optical networks does not continue, sales of some of our products may decline, which would adversely affect our revenues.

The Optical Networking Market Is New And Unpredictable And Characterized By Rapid Technological Changes And Evolving Standards. The optical networking market is relatively new and is characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. Because this market is relatively new, it is difficult to predict its potential size or future growth rate. It has already gone through a virulent decline. Widespread adoption of optical networks would be helpful to our future success. Potential end-user customers who have invested substantial resources in their existing copper lines or other systems may be reluctant or slow to adopt a new approach, like optical networks. Our success in generating revenues in this emerging market will depend on, among other things:

•	maintaining and enhancing our relationships with our customers;

•	the education of potential end-user customers and network service providers about the benefits of optical networks; and

•	our ability to accurately predict and develop our products to meet industry standards.

If we are unable to do any of the foregoing, or if we fail to address changing market conditions, the sales of our products may decline, which would adversely impact our revenues.

We Anticipate Further Reductions In The Average Selling Prices Of Our Products And Therefore Must Increase Our Sales Volumes, Reduce Our Costs And/Or Introduce Higher Margin Products To Reach And Maintain Financial Stability. We have experienced decreases in the average selling prices of some of our products, including most of our passive component products. We anticipate that as products in the optical component and module market become more commodity-like, the average selling prices of our products will decrease further in response to competitive pricing pressures, new product introductions by us, our competitors or other factors. The optical component and module market is experiencing extreme volatility as a result of lower product demand than existed in 2000, which will make it more difficult for us to increase our sales volume. If we are unable to offset this anticipated decrease in our average selling prices by increasing our sales volumes or improving our product mix, our net revenues and gross margins will decline. In addition, to maintain or improve our gross margins, we must continue to reduce the manufacturing cost of our products, and we must develop and introduce new products and product enhancements with higher margins. If we cannot maintain or improve our gross margins, our financial position may be harmed and our stock price may decline.

C. Risks Related To Manufacturing Our Products

If We Do Not Accurately Project Demand For Our Products, We Will Have Excess Manufacturing Capacity Or Insufficient Manufacturing Capacity Which Can Adversely Affect Our Financial Results. We currently manufacture all of our products in our facilities located in Orlando, Florida. Based on uncertainty in U.S. economic conditions and particularly in our markets, we believe lower demand for many of our products will continue through at fiscal 2004. We intend to operate at a “right-sized” production level during fiscal 2004 while retaining flexibility to meet demand if it should increase in the near future.

Our Failure To Accurately Forecast Material Requirements Could Cause Us To Incur Additional Costs, Have Excess Inventories Or Have Insufficient Materials To Build Our Products. We primarily use forecasts based on actual or anticipated product orders to determine our materials requirements. It is very important that we accurately predict both the demand for our products and the lead times required to obtain the necessary materials. Lead times for materials that we order vary significantly and depend on factors such as specific supplier requirements, the size of the order, contract terms and current market demand for the materials at a given time. If we overestimate our material requirements, we may have excess inventory, which would increase our costs. If we underestimate our material requirements, we may have inadequate inventory, which could interrupt our manufacturing and delay delivery of our products to our customers. Any of these occurrences would negatively impact our results of operations. Additionally, in order to avoid excess material inventories we may incur cancellation charges associated with modifying existing purchase orders with our vendors.

If We Do Not Achieve Acceptable Manufacturing Yields Or Sufficient Product Reliability, Our Ability To Ship Products To Our Customers Could Be Delayed. The manufacture of our products involves complex and precise processes. Our manufacturing costs for several products are relatively fixed, and, thus, manufacturing yields are critical to our results of operations. Changes in our manufacturing processes or those of our suppliers, or the use of defective materials, could significantly reduce our manufacturing yields and product reliability. In addition, we may experience manufacturing delays and reduced manufacturing yields upon introducing new products to our manufacturing lines. We may experience lower than targeted product yields in the future which could adversely affect our operating results.

If Our Customers Do Not Qualify Our Manufacturing Lines For Volume Shipments, Our Operating Results Could Suffer. Generally, customers do not purchase our products, other than limited numbers of evaluation units, prior to qualification of the manufacturing line for volume production. Our existing manufacturing lines, as well as each new manufacturing line, must pass through varying levels of qualification with our customers. Customers may require that we be registered under international quality standards, such as ISO 9001. This customer qualification process determines whether our manufacturing lines meet the customers’ quality, performance and reliability standards. If there are delays in qualification of our products, our customers may drop the product from a long-term supply program, which would result in significant lost revenue opportunity over the term of that program.

We Depend On Single Or Limited Source Suppliers For Some Of The Key Materials Or Process Steps In Our Products, Which Makes Us Susceptible To Supply Shortages, Poor Performance Or Price Fluctuations. We currently purchase several key materials or have outside vendors perform process steps, such as lens coatings, used in or during the manufacture of our products from single or limited source suppliers. We may fail to obtain required materials or services in a timely manner in the future, or could experience further delays from evaluating and testing the products or services of these potential alternative suppliers. The decline in demand in the telecommunications equipment industry may have adversely impacted the financial condition of certain of our suppliers, some of whom have limited financial resources. We have in the past, and may in the future, be required to provide advance payments in order to secure key materials from financially limited suppliers. Financial or other difficulties faced by these suppliers could limit the availability of key components or materials. Additionally, financial difficulties could impair our ability to recover advances made to these suppliers. Any interruption or delay in the supply of any of these materials or services, or the inability to obtain these materials or services from alternate sources at acceptable prices and within a reasonable amount of time, would impair our ability to meet scheduled product deliveries to our customers and could cause customers to cancel orders, negatively affecting our business.

Our Products May Contain Unknown Defects Which Would Adversely Affect Our Business. Some of our products are designed to be deployed in large and complex optical networks. Because of the nature of these products, they can only be fully tested for reliability when deployed in networks for long periods of time. Our fiber optic products may contain undetected defects when first introduced or as new versions are released, and our customers may discover defects in our products only after they have been fully deployed and operated under peak stress conditions. In addition, our products often are combined with products from other vendors. As a result, should problems occur, it may be difficult to identify the source of the problem. If we are unable to fix defects or other problems, we could experience, among other things:

•	loss of customers;

•	damage to our brand reputation;

•	failure to attract new customers or achieve market acceptance;

•	diversion of development and engineering resources; and

•	legal actions by our customers or third parties.

The occurrence of any one or more of the foregoing factors could cause our net revenues to decline or otherwise have an adverse effect on our business.

We Face Product Liability Risks Which Could Adversely Affect Our Business. The sale of our optical products involves the inherent risk of product liability claims by others. We do not currently maintain product liability insurance coverage. Product liability insurance is expensive, subject to various coverage exclusions and may not be obtainable on terms acceptable to us if we decide to procure such insurance in the future. Moreover, the amount and scope of any coverage may be inadequate to protect us in the event that a product liability claim is successfully asserted. Should any such claim be asserted and successfully litigated by an adverse party, there could be a material adverse effect to our financial position and results of operations.

D. Risks Related To Our Intellectual Property

If We Are Unable To Protect And Enforce Our Intellectual Property Rights, We May Be Unable To Compete Effectively. We believe that our patents and other intellectual property rights are important to our success and our competitive position, and we rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Although we have devoted substantial resources to the establishment and protection of our intellectual property rights, the actions taken by us may be inadequate to prevent imitation or improper use of our products by others or to prevent others from claiming violations of their intellectual property rights by us.

In addition, we cannot assure that our patent applications will be approved, that any patents that we may be issued will protect our intellectual property or that third parties will not challenge any issued patents. Other parties may independently develop similar or competing technology or design around any patents that may be issued to us. We also rely on confidentiality procedures and contractual provisions with our employees, consultants and corporate partners to protect our proprietary rights, but we cannot assure the compliance by such parties with their confidentiality obligations, which could be very time consuming and expensive to enforce.

It may be necessary to litigate to enforce our patents, copyrights, and other intellectual property rights, to protect our trade secrets, to determine the validity of and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation can be time consuming, distracting to management, expensive and difficult to predict. Our failure to protect or enforce our intellectual property could have an adverse effect on our business, financial condition, prospects and results of operation.

We Do Not Have Patent Protection For Our Formulas And Processes, And A Loss Of Ownership Of Any Of Our Formulas And Processes Would Negatively Impact Our Business. We believe that we own our formulas and processes. However, we have not sought, and do not intend to seek, patent protection for all of our formulas and processes. Instead, we rely on the complexity of our formulas and processes, trade secrecy laws, and employee confidentiality agreements. However, we cannot assure you that other companies will not acquire our confidential information or trade secrets or will not independently develop equivalent or superior products or technology and obtain patent or similar rights. Although we believe that our formulas and processes have been independently developed and do not infringe the patents or rights of others, a variety of components of our processes could infringe existing or future patents, in which event we may be required to modify our processes or obtain a license. We cannot assure you that we will be able to do so in a timely manner or upon acceptable terms and conditions and the failure to do either of the foregoing would negatively affect our business, results of operations, financial condition and cash flows.

We May Become Involved In Intellectual Property Disputes And Litigation Which Could Adversely Affect Our Business. We anticipate, based on the size and sophistication of our competitors and the history of rapid technological advances in our industry, that several competitors may have patent applications in progress in the United States or in foreign countries that, if issued, could relate to products similar to ours. If such patents were to be issued, the patent holders or licensees may assert infringement claims against us or claim that we have violated other intellectual property rights. These claims and any resulting lawsuits, if successful, could subject us to significant liability for damages and invalidate our proprietary rights. The lawsuits, regardless of their merits, could be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation could also force us to do one or more of the following, any of which could harm our business:

•	stop selling, incorporating or using our products that use the disputed intellectual property;

•	obtain from third parties a license to sell or use the disputed technology, which license may not be available on reasonable terms, or at all; or

•	redesign our products that use the disputed intellectual property.

Necessary Licenses Of Third-Party Technology May Not Be Available To Us Or May Be Very Expensive. From time to time we may be required to license technology from third parties to develop new products or product enhancements. We can provide no assurance that third-party licenses will be available to us on commercially reasonable terms, or at all. The inability to obtain any third-party license required to develop new products and product enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost, either of which could seriously harm our ability to manufacture and sell our products.

On February 11, 2004, the University of Florida Research Foundation, Inc. (“UF’) notified us that we were in default under the terms of the Amended and Restated License Agreement for failure to pay certain royalties. UF claims that we owe $83,000 in unpaid royalties, and indicates that failure to remedy within sixty (60) days could result in termination of the license agreement. While we dispute the amount owed and we believe that an amicable result can be reached with UF, the possible termination of the license agreement will not materially adversely affect our business.

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THE COMPANY

LightPath Technologies, Inc. (“LightPath” or “Company”) is a manufacturer and integrator of families of precision molded aspheric optics, high-performance fiber-optic collimators, isolators, GRADIUM® glass lenses and other optical materials used to produce products that manipulate light. We design, develop, manufacture and distribute optical components and assemblies utilizing optical manufacturing processes.

LightPath was incorporated under Delaware law in June 1992 as the successor to LightPath Technologies Limited Partnership, a New Mexico limited partnership, formed in 1989, and its predecessor, Integrated Solar Technologies Corporation, a New Mexico corporation, organized in 1985. We completed our initial public offering on February 22, 1996. From our inception in 1985 until June 1996, we were classified for financial reporting purposes as a “development stage enterprise” that engaged in basic research and development with an initial objective to improve solar energy technology. Through the years, we realized that our early discoveries had much broader application, and we expanded our focus to imaging optics applications. By 1997, our operational focus began to shift to product development and sales of GRADIUM® glass lenses.

During fiscal 1998, sales of lenses to the traditional optics market continued with increases in sales of lenses used in the YAG laser market, catalog and distributor sales and lenses used in the semiconductor wafer inspection markets. During this time, we reorganized internally and realigned our marketing efforts with the purpose of expanding our focus to include markets such as optoelectronics, photonics and solar due to the number of potential customer inquiries into the ability of GRADIUM glass to solve optoelectronic problems, specifically in the areas of fiber telecommunications in addition to the traditional optics market. In fiscal 1998, we began to explore the development of products and a strategy to enter the telecom optical components market. This strategy was built around automated production of telecom components using laser fusion and fiber attachment techniques we developed. In designing our optoelectronic devices, we focused on automation of the manufacturing process. Although many other manufacturers in this industry rely on low labor cost offshore production to control costs, we believe that automation of the manufacturing process can yield similar cost savings over the long term. Our patented laser fusion and fiber attachment techniques are highly automated, and we believe these techniques provided improved quality and flexibility to increase manufacturing capacity in response to growth in demand. Our automation theme was expanded with our fiscal 2000 acquisition of Horizon Photonics, Inc. (“Horizon”), a California corporation originally founded in July 1997, where we acquired the use of robotic systems in manufacturing isolators.

Horizon utilized automated production platforms to manufacture passive optical components for the telecommunications and data communications markets. We acquired all of the outstanding shares of Horizon for approximately 175,000 shares of our Class A Common Stock and $1 million in cash (an aggregate purchase price of approximately $40.2 million, based on the then-market price of our common stock). Horizon manufactured isolator products in Walnut, California, prior to May 2003, when the site was consolidated with the facilities in Orlando, Florida.

In September 2000, we acquired Geltech, Inc. (“Geltech”), a Delaware corporation originally founded in May 1985. Geltech is a manufacturer of precision molded aspheric optics, which have broad applicability to numerous market segments such as medical devices, barcode scanners, optical data storage, machine vision, sensors, and environmental monitoring. Precision molded aspheric optics are also used in the active telecom components market to provide a highly efficient means to couple laser diodes to fibers or waveguides. We acquired all of the outstanding shares of Geltech for an aggregate purchase price of approximately $28.5 million, comprised of 102,842 shares of our Class A common stock (valued at $27.5 million based on the then-market price of our common stock) and approximately $1 million in acquisition costs. We manufacture these products at our facility in Orlando, Florida. During fiscal 2002, we expanded the manufacturing facility. During fiscal 2003, in order to reduce costs, we relocated our corporate headquarters to Orlando and reorganized our manufacturing facility there to accommodate all of the production previously performed in Albuquerque, New Mexico for GRADIUM glass lenses and collimators as well as the isolator product line from Walnut, California.

Our Markets and Recent History

Our commercial market focus prior to fiscal 2002 was primarily serving telecom equipment makers. During fiscal 2001, this market slowed dramatically, including the optical components segment of the market. As service providers rapidly cut their capital spending budgets, inventories of hardware systems, subsystems, and components grew quickly due to a lag in vendors adjusting their build rates to the downturn in demand. The resultant reduction in demand for telecom components has generally continued into fiscal 2004.

In June 2002, we announced plans for fiscal 2003 to consolidate all production and corporate headquarters in Florida. During fiscal 2003 we consolidated all manufacturing to Orlando, Florida. We believe the aspheric lens product line, in particular, has broad applicability to market segments beyond telecom. We have segmented “communications” markets to include: datacom, telecom, hybrid-fiber coax and wireless communications applications in order to better target product/application niches. In addition, we are aggressively pursuing new opportunities in the application areas of medical devices, barcode scanners, optical data storage, machine vision, sensors, and environmental monitoring. With the consolidation of all our product lines in Florida by the end of fiscal 2003 and the reduction in demand for telecom components we have operated one business segment in fiscal 2004.

Our principal offices are located at 2603 Challenger Tech Court, Suite 100, Orlando, Florida 32826. Our telephone number is (407) 382-4003.

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USE OF PROCEEDS

The selling stockholders will receive all of the proceeds from the sale of their common stock offered by this prospectus. We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders. We will, however, receive the exercise price of the warrants to the extent exercised by certain selling stockholders. If the selling stockholders exercise in full their respective warrants covering an aggregate of 110,000 shares of common stock, we estimate that our net proceeds will be $473,000:

Selling Stockholder	Shares Underlying Warrants	Exercise Price	Net Proceeds
Orin Z. Hirschman	76,300	$4.30	$328,090
Hershel P. Berkowitz	16,760	$4.30	$72,068
Globis Capital Partners L.P.	5,640	$4.30	$24,252
Richard Grossman	2,820	$4.30	$12,126
Hewlett Fund	2,820	$4.30	$12,126
Paul Packer	2,820	$4.30	$12,126
Joshua A. Hirsch	1,700	$4.30	$7,310
James Kardon	860	$4.30	$3,698
Anthony Altamura	280	$4.30	$1,204

Totals:	110,000	N/A	$473,000

We intend to use any proceeds from warrant exercises for working capital and other general corporate purposes.

DETERMINATION OF OFFERING PRICE

The price of the shares of common stock offered for sale by the selling stockholders pursuant to the terms of the offering described in this prospectus will be at prevailing market prices, or at privately negotiated prices. Factors which are relevant to the determination of the offering price may include, but are not limited to, the market price for the shares, consideration of the amount of common stock offered for sale relative to the total number of shares of common stock outstanding, the trading history of our outstanding securities, our financial prospects, and the trading price of other companies similar to us in terms of size, operating characteristics, industry and other similar factors.

SELLING STOCKHOLDERS

The following table sets forth certain information provided to us by the selling stockholders with respect to the beneficial ownership of our common stock by the selling stockholders, as of March 17, 2004. The following table assumes that the selling stockholders sell all of their shares; however, we are unable to determine the exact number of shares that will actually be sold. None of the selling stockholders listed in the table have held any position or office or have had a material relationship with us or any of our affiliates within the past three years. The percentage of shares beneficially owned prior to the offering is based on 3,367,284 shares outstanding at March 17, 2004, determined in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”), and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within sixty days of March 17, 2004, through the exercise of any warrants or other right.

Selling Stockholder	Number of Shares of Common Stock Beneficially Owned Prior to Offering (1)		Percentage of Common Stock Beneficially Owned Prior to Offering	Number of Shares of Common Stock Offered for Sale Hereunder (2)		Number of Shares Of Common Stock Beneficially Owned Assuming Sale of All Shares Offered Hereunder		Percentage of Common Stock Beneficially Owned Assuming Sale of All Shares Offered Hereunder
Orin Z. Hirschman	381,500		11.3%	457,800		0		0%
Globis Capital Partners L.P.	135,199		4.0%	33,840		106,999		3.2%
Hershel P. Berkowitz	83,800		2.5%	100,560		0		0%
Richard Grossman	14,100		*	16,920		0		0%
Hewlett Fund	14,100		*	16,920		0		0%
Paul Packer	14,100	(3)	*	16,920	(3)	0	(3)	0%
Joshua A. Hirsch	8,500		*	10,200		0		0%
James Kardon	4,300		*	5,160		0		0%
Anthony Altamura	1,400		*	1,680		0		0%

Total:	656,999			660,000		106,999

*	Indicates less than one percent (1%)
(1)	The number of shares of Common Stock beneficially owned prior to the offering does not include shares of Common Stock issuable upon exercise of warrants, which are exercisable from November 22, 2004, until February 23, 2009.
(2)	In connection with a Unit Purchase Agreement dated as of February 20, 2004, we issued a total of 550,000 shares of Common Stock, and warrants for the purchase of a total of 110,000 shares of Common Stock, to the selling stockholders. The number of shares of common stock offered for sale hereunder includes such shares of Common Stock and shares of Common Stock issuable upon exercise of such warrants. The warrants are exercisable from November 22, 2004, until February 23, 2009, at $4.30 per share.
(3)	Does not include shares owned beneficially and offered for sale by Globis Capital Partners, L.P. Mr. Packer is the managing member of the general partner of Globis Capital Partners L.P.

PLAN OF DISTRIBUTION

We are registering the shares of our common stock covered by this prospectus for the selling stockholders. “Selling stockholders” include the pledgees, donees, transferees or others who may later hold the selling stockholders’ interests. We will pay the costs and fees of registering the shares, which we estimate to be approximately $45,148, but the selling stockholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the shares.

The selling stockholders may sell the shares of common stock through public or private transactions, through Nasdaq or otherwise at prevailing market prices or at privately negotiated prices. In addition, the selling stockholders may sell some or all of their shares of common stock through:

•	block trades in which a broker-dealer or other person may resell a portion of the block, as principal or agent, in order to facilitate the transaction;

•	purchases by a broker-dealer or other person, as principal, and resale by the broker-dealer for its account; or

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers.

The selling stockholders may negotiate and pay broker-dealers or other persons commissions, discounts or concessions for their services. Broker-dealers or other persons engaged by the selling stockholders may allow other broker-dealers or other persons to participate in resales. However, the selling stockholders and any broker-dealers or such other persons involved in the sale or resale of the shares of common stock may be considered “underwriters” as defined in Section 5(a)(11) of the Securities Act. In addition, the broker-dealers’ or their affiliates’ commissions, discounts or concessions may qualify as underwriters’ compensation under the Securities Act. If the selling stockholders are considered “underwriters,” they will be subject to the prospectus delivery requirements of Section 5(b)(2) of the Securities Act.

In addition to selling the shares of common stock under this prospectus, the selling stockholders may:

•	agree to indemnify any broker-dealer or agent against certain liabilities related to the selling of the shares, including liabilities arising under the Securities Act;

•	transfer their shares in other ways not involving market makers or established trading markets, such by gift, distribution or other transfer; or

•	sell their shares under Rule 144 promulgated under the Securities Act rather than under this prospectus, if the transaction meets the requirements of Rule 144.

We have agreed to indemnify the selling stockholders against liabilities arising in connection with this offering, including liabilities under the Securities Act, or to contribute to payments that the selling stockholders may be required to make in that respect. We have been informed that any such indemnification for liabilities arising under the Securities Act is, in the opinion of the Securities and Exchange Commission, against public policy and, therefore, unenforceable.

Because it is possible that a significant number of shares of common stock could be sold at the same time under this prospectus, such sales, or the possibility of sales, may have a significant negative effect on the market price of our common stock.

LEGAL MATTERS

Baker & Hostetler LLP, Orlando, Florida, has rendered an opinion that the shares of common stock offered hereby are legally issued, fully paid and non-assessable.

EXPERTS

The consolidated financial statements of LightPath Technologies, Inc. and subsidiaries as of June 30, 2003 and 2002 and for each of the years in the three-year period ended June 30, 2003 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report refers to the adoption of the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets on July 1, 2002.

WHERE YOU CAN FIND MORE INFORMATION

•	Government Filings. We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document that we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the Public Reference Room. Our SEC filings are also available to you free of charge at the SEC’s web site at http://www.sec.gov.

•	Stock Market. Our shares of common stock are traded on Nasdaq under the symbol LPTH.

•	Information Incorporated by Reference. The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering has been completed:

•	Our Annual Report on Form 10-K for the year ended June 30, 2003, which contains audited financial statements for the most recent fiscal year for which such statements have been filed.

•	Our proxy statement related to our 2003 annual meeting of stockholders held on November 14, 2003, filed October 10, 2003.

•	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

•	Our Quarterly Report on Form 10-Q for the quarter ended December 31, 2003.

•	A Current Report on Form 8-K dated as of July 2, 2003.

•	A Current Report on Form 8-K dated as of August 4, 2003.

•	A Current Report on Form 8-K dated as of August 11, 2003.

•	A Current Report on Form 8-K dated as of August 12, 2003.

•	A Current Report on Form 8-K dated as of October 2, 2003.

•	A Current Report on Form 8-K dated as of November 17, 2003.

•	A Current Report on Form 8-K dated as of January 7, 2004.

•	A Current Report on Form 8-K dated as of January 9, 2004.

•	A Current Report on Form 8-K dated as of January 22, 2004.

•	A Current Report on Form 8-K dated as of February 18, 2004.

•	A Current Report on Form 8-K dated as of February 26, 2004.

•	A Current Report on Form 8-K dated as of March 15, 2004.

•	The description of our common stock, which is contained in our registration statement filed on Form 8-A, dated January 13, 1996.

You may request free copies of these filings by writing, telephoning or contacting us at the following:

Investor Relations Department

LightPath Technologies, Inc.

2603 Challenger Tech Court, Suite 100

Orlando, Florida 32826

(407) 382-4003

email: invrel@lightpath.com

We will provide without charge to anyone who receives a prospectus, upon written or oral request, a copy of any and all of the information that has been incorporated by reference in this Prospectus (not including exhibits to the information that is incorporated by reference unless the exhibits are themselves specifically incorporated by reference in that information). Such a request should be directed to LightPath Technologies, Inc., 2603 Challenger Tech Court, Suite 100, Orlando, Florida 32826, Attention: Investor Relations, or if by telephone, (407) 382-4003.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and variations of these words or similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results could differ materially from those expressed or forecasted in any forward-looking statements as a result of a variety of factors, including those set forth in “Risk Factors” above and elsewhere in, or incorporated by reference into, this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The expenses relating to the registration, sale and distribution of the shares, including sales commissions, are payable by the Registrant. All of the amounts shown are estimated except the SEC and Nasdaq registration fees.

SEC Registration Fee	$548.26
Nasdaq Listing of Additional Shares Fee	6,600.00
Legal Fees and Expenses (including Blue Sky)	26,000.00	*
Accounting Fees and Expenses	6,000.00	*
Brokerage Commissions, Discounts, Other Placement Agent Expenses	0.00
Printing and Miscellaneous Fees and Expenses	6,000.00	*

Total	$45,148.26	*

*	Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law (“DGCL”) makes provision for the indemnification of officers and directors of corporations in terms sufficiently broad to indemnify the officers and directors of the Registrant under certain circumstances from liabilities (including reimbursement of expenses incurred) arising under the Securities Act. Section 102(b)(7) of the DGCL permits a corporation to provide in its Certificate of Incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or (iv) for any transaction from which the director derived an improper personal benefit.

As permitted by the DGCL, the Registrant’s Certificate of Incorporation, as amended (the “Charter”) provides that the personal liability of each member of the Registrant’s Board of Directors to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director is eliminated. The effect of this provision in the Charter is to eliminate the rights of the Registrant and its stockholders (through stockholders’ derivative suits on behalf of the Registrant) to recover monetary damages against a director for breach of fiduciary duty as a director thereof (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i)-(iv), inclusive, above. Specifically, Article TENTH of the Charter provides as follows:

TENTH: No director of the corporation shall be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing clause shall not apply to any liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for any transaction from which the director derived an improper personal benefit, or (iv) under Section 174 of the DGCL. This Article shall not eliminate or limit the liability of a director for any act or omission occurring prior to the time this Article became effective.

In addition, Article VII of the Registrant’s Bylaws provides, in summary, that the Registrant is required to indemnify to the fullest extent permitted by applicable law, any person made or threatened to be made a party or involved in a lawsuit, action or proceeding by reason that such person is or was an officer, director, employee or agent of the Registrant. Indemnification is against all liability and loss suffered and expenses reasonably incurred. Unless required by law, no such indemnification is required by the Registrant of any person initiating such suit, action or proceeding without board authorization. Expenses are payable in advance if the indemnified party agrees to repay the amount if he is ultimately found to not be entitled to indemnification.

The Bylaws further provide that the indemnification rights provided for in the Bylaws shall not be deemed exclusive of any other rights to the indemnified party under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

The Registrant provides indemnity insurance pursuant to which officers and directors are indemnified or insured against liability or loss under certain circumstances, which may include liability or related loss under the Securities Act and the Exchange Act.

ITEM 16. EXHIBITS.

The Exhibits to this registration statement are listed in the Index to Exhibits on page 34.

ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

(a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in this Registration Statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) The Registrant hereby undertakes that (1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective, and (2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Orlando, State of Florida, on this 19th day of March, 2004.

LIGHTPATH TECHNOLOGIES, INC.

By:	/s/ Kenneth Brizel
KENNETH BRIZEL
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Kenneth Brizel his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Kenneth Brizel KENNETH BRIZEL	Chief Executive Officer, President (Principal Executive Officer) and Director	March 19, 2004

/s/ Monty K. Allen MONTY K. ALLEN	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 19, 2004

/s/ Robert Ripp ROBERT RIPP	Chairman of the Board and Director	March 19, 2004

/s/ James L. Adler, Jr. JAMES L. ADLER JR.	Director	March 19, 2004

/s/ Dr. Steven Brueck DR. STEVEN R. J. BRUECK	Director	March 19, 2004

/s/ Robert Bruggeworth ROBERT BRUGGEWORTH	Director	March 19, 2004

/s/ Louis Leeburg LOUIS LEEBURG	Director	March 19, 2004

/s/ Gary Silverman GARY SILVERMAN	Director	March 19, 2004

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit

* 4.1	Rights Agreement dated as of May 1, 1998, between LightPath Technologies, Inc., and Continental Stock Transfer & Trust Company (Filed as Exhibit 1 to Registration Statement on Form 8-A filed April 28, 1998, and incorporated herein by this reference.)

* 4.2	Unit Subscription Agreement dated as of February 20, 2004, among LightPath Technologies, Inc., and Orin Hirschman, Paul Packer, Globis Capital Partners L.P., Richard Grossman, Joshua A. Hirsch, James Kardon, Hershel P. Berkowitz, Anthony Altamura and Hewlett Fund (Filed as Exhibit 10.1 to Form 8-K filed February 26, 2004, and incorporated herein by this reference.)

* 4.3	Registration Rights Agreement dated as of February 20, 2004, among LightPath Technologies, Inc., and Orin Hirschman, Paul Packer, Globis Capital Partners L.P., Richard Grossman, Joshua A. Hirsch, James Kardon, Hershel P. Berkowitz, Anthony Altamura and Hewlett Fund (Filed as Exhibit 10.2 to Form 8-K filed February 26, 2004, and incorporated herein by this reference.)

5.1	Opinion of Baker & Hostetler LLP, regarding legality of shares being offered (Filed herewith.)

23.1	Consent of Baker & Hostetler LLP (Contained in its opinion filed as Exhibit 5.1.)

23.2	Consent of KPMG LLP (Filed herewith.)

24.1	Powers of Attorney (Included on Signature Page.)

*	Previously Filed.